FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT OF

REPUBLIC OF SOUTH AFRICA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2011

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Jeffrey C. Cohen, Esq.

Linklaters LLP

1345 Avenue of the Americas

New York, NY 10105

*	The Registrant is filing this annual report on a voluntary basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, Republic of South Africa, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa, on the 20th day of July 2012.

REPUBLIC OF SOUTH AFRICA

By	/s/ Monale Ratsoma
Monale Ratsoma Attorney-in-fact for Pravin Gordhan Minister of Finance National Treasury Republic of South Africa

Explanatory Note

The purpose of this amendment to the annual report on Form 18-K (the “Annual Report”) of the Republic of South Africa (the “Republic”) for the fiscal year ended March 31, 2011 is to file the Republic of South Africa Budget Review 2012.

This amendment to the Annual Report comprises:

(a)	Pages numbered 1-4 consecutively

(b)	The following exhibit:

Exhibit 99.F – Republic of South Africa Budget Review 2012.

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

EXHIBIT INDEX

Exhibit	Description

24	Power of Attorney, dated November 30, 2011(1).

99.F	The Republic of South Africa Budget Review 2012.

(1)	Incorporated by reference from the Form 18-K filed on November 30, 2011, file number 033-85866.

4